Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three Months Ended March 31, 2022

HAMILTON, Bermuda, May 4, 2022 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore", the "Company" or "we") today announced results for the three months ended March 31, 2022.

Highlights and Recent Activity

  Reported a net loss of $7.9 million for the three months ended March 31, 2022, or $0.23 loss per basic and diluted share, which includes $6.9 million in respect of the loss on the vessels held for sale as part of the sale and time charter-back transaction described below; adjusted for these costs (see Adjusted (loss) / earnings in the Non-GAAP Measures section) are $0.9 million, or a $0.03 Adjusted loss per basic and diluted share. This compares to a net loss of $8.5 million, or $0.26 loss per basic and diluted share, for the three months ended March 31, 2021.
  MR tankers earned an average TCE rate of $15,592 per day for the three months ended March 31, 2022. Chemical tankers earned an average TCE rate of $13,645 per day for the three months ended March 31, 2022.
  On April 4, 2022, Ardmore announced that it had agreed terms for the sale of three 2008-built MR product tankers to Leonhardt & Blumberg for an aggregate price of $40 million.  Following completion of the sales and the repayment of financing associated with the vessels, the transaction is expected to generate net cash proceeds of approximately $15 million to Ardmore.  Upon completion of the sales, Ardmore will time charter each vessel from Leonhardt & Blumberg for a minimum of two years at rates that are considered to be attractive levels. Completion of these transactions is expected in the second quarter of 2022 and is subject to satisfaction of closing conditions.
  On April 20, 2022, e1 Marine, the Company's joint venture with Element 1 and Maritime Partners, announced it had received Approval in Principle ("AiP") from Lloyds Register for the M Series Hydrogen Generator for marine applications. The approval is an important landmark for demonstrating compliance of e1 Marine's technology with all applicable regulations, codes and standards and will enable e1 Marine to accelerate the commercial development of the Element 1 methanol-to-hydrogen generator for on-board application.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"In anticipation of an improving market based on strong underlying fundamentals and the global economic recovery, we had already transitioned the Ardmore fleet to full spot market exposure by February. Having done that, and given the extent of operating leverage in our business, we have been well positioned to capture the benefits of a strong market for our shareholders at the first opportunity.

Over the past two months, the product and chemical tanker markets have been transformed by extreme dislocation in these trades. MR product tankers have been the most significant beneficiary, owing to their versatility and trading flexibility, with rates reaching record highs in recent weeks; in our own fleet, rates have varied widely but we have fixed as high as $95,600 per day, and the average of our last two weeks of MR voyages fixed now stands at $34,400 per day. While the initial strength began in the US Gulf, it has now spread to all regions and so the dislocations seem likely to persist beyond the immediate period of heightened tensions.

In the midst of this very disrupted market driven by the Ukraine conflict, we intend to continue supporting our affected seafarers and their families in any way we can, and will continue running our business in the prudent, responsible, performance-focused manner that all our stakeholders have come to expect of us."

Summary of Recent and First Quarter 2022 Events

Fleet

Fleet Operations and Employment

As at March 31, 2022, the Company had 27 vessels in operation, including 21 MR tankers ranging from 45,000 deadweight tonnes (Dwt) to 49,999 Dwt (15 Eco-Design and six Eco-Mod) and six Eco-Design IMO 2 product / chemical tankers ranging from 25,000 Dwt to 37,800 Dwt.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the first quarter of 2022, the Company had 21 MR tankers trading in the spot market or on time charters. The MR tankers earned an average TCE rate of $15,592 per day in the first quarter of 2022. In the first quarter of 2022, the Company's 15 Eco-Design MR tankers earned an average TCE rate of $15,850 and the Company's six Eco-Mod MR tankers earned an average TCE rate of $14,945 per day.

In the second quarter of 2022, the Company expects to have 7% of its revenue days for its MR Eco-Design tankers on time charter. The remaining 93% of days for its MR Eco-Design and all of its MR Eco-Mod tankers are expected to be employed in the spot market. As of May 4, 2022, the Company had fixed approximately 50% of its total MR revenue days for the second quarter of 2022 at an average TCE rate of approximately $25,500 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At the end of the first quarter of 2022, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the first quarter of 2022, the Company's six Eco-Design product / chemical vessels earned an average TCE rate of $13,645 per day.

In the second quarter of 2022, the Company expects to have all revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of May 4, 2022, the Company had fixed approximately 50% of its Eco-Design IMO 2 product / chemical tankers spot revenue days for the first quarter of 2022 at an average TCE rate of approximately $19,500 per day.

Drydocking

The Company had no drydock or repositioning days in the first quarter of 2022. The Company does not expect to have any drydock days in the second quarter of 2022.

Capital Allocation Policy

Consistent with the Company's capital allocation policy, the Company is not declaring a dividend, in respect of its common shares, for the first quarter of 2022.

Vessel Sales and Time-charter Back

On April 4, 2022, the Company announced that it has agreed terms for the sale of three 2008-built MR product tankers to Leonhardt & Blumberg for an aggregate price of $40 million. Following completion of the sales and the repayment of financing associated with the vessels, the transaction is expected to generate net cash proceeds of approximately $15 million to the Company. Upon completion of the sales, the Company will time charter each vessel from Leonhardt & Blumberg for a minimum of two years at rates that are considered to be attractive levels. Completion of these transactions is expected in the second quarter of 2022 and is subject to satisfaction of closing conditions.

Investments: e1 Marine and Element 1 Corp

On April 20, 2022, e1 Marine, the Company's joint venture with Element 1 and Maritime Partners, announced it had received Approval in Principle ("AiP") from Lloyds Register for the M Series Hydrogen Generator for marine applications. The approval is an important landmark for demonstrating compliance of e1 Marine's technology with all applicable regulations, codes and standards and will enable e1 Marine to accelerate the commercial development of the Element 1 methanol-to-hydrogen generator for on-board application.

COVID-19

In response to the COVID-19 pandemic, many countries, ports and organizations, including those where Ardmore conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have caused severe trade disruptions. In addition, the pandemic has resulted and may continue to result in a significant decline in global demand for refined oil products. As Ardmore's business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo Ardmore transports could adversely affect demand for its vessels and services. The extent to which the pandemic may impact Ardmore's results of operations and financial condition, including possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including, among others, new information which may emerge concerning the virus and of its variants and the level of the effectiveness and delivery of vaccines and other actions to contain or treat its impact. Accordingly, an estimate of the impact of the COVID-19 pandemic on the Company cannot be made at this time.

Conflict in Ukraine

Russia's invasion of Ukraine in February 2022 has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charters and financing on attractive terms.

As a result of Russia's invasion of Ukraine, the United States, several European Union nations, the United Kingdom and other countries have announced unprecedented sanctions and other measures against Russia, Belarus and certain Russian and Belarussian entities and nationals. The sanctions announced by the U.S. and other countries against Russia and, in some instances, Belarus include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. On March 8, 2022, the U.S. announced a ban on the import of certain Russian energy products into the U.S., including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. The U.S., EU nations and other countries could impose wider sanctions and take other actions should the conflict further escalate. While it is difficult to anticipate the impact the sanctions announced to date may have on our business and us, these and any further sanctions imposed or actions taken by the U.S., EU nations or other countries, and any retaliatory measures by Russia in response, could lead to increased volatility in global oil demand which, could have a material impact on our business, results of operations and financial condition. In addition, it is possible that third parties with which we do business may be impacted by events in Russia and Ukraine, which could adversely affect us.

Results for the Three Months Ended March 31, 2022 and 2021

The Company reported a net loss of $7.9 million for the three months ended March 31, 2022, or $0.23 loss per basic and diluted share, as compared to a net loss of $8.5 million, or $0.26 loss per basic and diluted share, for the three months ended March 31, 2021. The Company reported Adjusted EBITDA (see Non-GAAP Measures section) of $12.5 million for the three months ended March 31, 2022, as compared to $4.5 million for the three months ended March 31, 2021.

Management's Discussion and Analysis of Financial Results for the three months ended March 31, 2022 and 2021

Revenue. Revenue for the three months ended March 31, 2022 was $63.4 million, an increase of $17.8 million from $45.6 million for the three months ended March 31, 2021.

The Company's average number of operating vessels increased to 27 for the three months ended March 31, 2022, compared to 26 for the three months ended March 31, 2021.

The Company had one product tanker employed under time charter as at March 31, 2022, as compared to four as at March 31, 2021. Revenue days derived from time charters were 262 for the three months ended March 31, 2022, as compared to 169 for the three months ended March 31, 2021. The increase in revenue days for time-chartered vessels resulted in an increase in revenue of $1.7 million.

The Company had 2,126 spot revenue days for the three months ended March 31, 2022, as compared to 2,096 for the three months ended March 31, 2021. The Company had 26 and 22 vessels employed directly in the spot market as of March 31, 2022 and 2021, respectively. The increase in spot revenue days resulted in an increase in revenue of $0.6 million, while changes in spot rates resulted in an increase in revenue of $15.5 million for the three months ended March 31, 2022, as compared to the three months ended March 31, 2021. The Company managed three third party chemical tankers employed under spot as at March 31, 2022, compared with none as at March 31, 2021. This resulted in an increase in revenue of $0.1 million.

Voyage Expenses. Voyage expenses were $27.1 million for the three months ended March 31, 2022, an increase of $6.7 million from $20.4 million for the three months ended March 31, 2021. Voyage expenses increased primarily due to the increase in bunker prices resulting in an increase of $6.5 million and an increase in spot revenue days of $0.2 million for the three months ended March 31, 2022, as compared to the three months ended March 31, 2021.

TCE Rate. The average TCE rate for the Company's fleet was $15,155 per day for the three months ended March 31, 2022, an increase of $3,806 per day from $11,349 per day for the three months ended March 31, 2021. The increase in average TCE rate was the result of higher spot rates for the three months ended March 31, 2022, as compared to the three months ended March 31, 2021. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days.

Vessel Operating Expenses. Vessel operating expenses were $16.6 million for the three months ended March 31, 2022, an increase of $2.1 million from $14.5 million for the three months ended March 31, 2021. This increase is due to the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,921 per vessel for the three months ended March 31, 2022, as compared to $6,340 per vessel for the three months ended March 31, 2021. The timing of crew changes as a result of COVID-19 related delays in 2021 was a contributing factor in the difference for the three months ended March 31, 2022 when compared with March 31, 2021.

Charter Hire Costs. Charter hire costs were $2.1 million for the three months ended March 31, 2022 an increase of $0.9 million from $1.2 million for the three months ended March 31, 2021. The Company currently has two vessels chartered-in, as compared to one vessel chartered-in as at March 31, 2021.

Depreciation. Depreciation expense for the three months ended March 31, 2022 was $7.8 million, consistent with $7.8 million for the three months ended March 31, 2021.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended March 31, 2022 was $1.2 million, a decrease of $0.3 million from $1.5 million for the three months ended March 31, 2021. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended March 31, 2022 were $4.5 million, an increase of $0.3 million from $4.2 million for the three months ended March 31, 2021.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to Ardmore's chartering and commercial operations departments in connection with its spot trading activities. Commercial and chartering expenses for the three months ended March 31, 2022 were $0.9 million, an increase of $0.1 million from $0.8 million for the three months ended March 31, 2021.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the three months ended March 31, 2022 were $4.1 million, an increase of $0.3 million from $3.8 million for the three months ended March 31, 2021. Cash interest expense increased by $0.4 million to $3.7 million for the three months ended March 31, 2022, from $3.3 million for the three months ended March 31, 2021. Amortization of deferred finance fees for the three months ended March 31, 2022 was $0.4 million, consistent with $0.4 million for the three months ended March 31, 2021.

Liquidity

As at March 31, 2022, the Company had $53.2 million in liquidity available, with cash and cash equivalents of $53.2 million (December 31, 2021: $55.4 million) and amounts available and undrawn under its revolving credit facilities of $Nil (December 31, 2021: $11.6 million). The following debt and lease liabilities (net of deferred finance fees) were outstanding as at the dates indicated:

	As at
	March 31, 2022	December 31, 2021
Cash	$53,246	$55,449

Finance leases (net of sellers' credit)	218,437	223,575
Senior Debt	111,640	114,467
Revolving Credit Facilities	44,399	30,634
Total debt	374,476	368,676

Total net debt	$321,229	$313,227

Conference Call

The Company plans to have a conference call on May 4, 2022 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended March 31, 2022. All interested parties are invited to listen to the live conference call and review the related slide presentation by choosing from the following options:

  By dialing 844–492–3728 (U.S.) or 412–542–4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through May 11, 2022 at 877–344–7529 or 412–317–0088. Enter the passcode 1055748 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore's Energy Transition Plan ("ETP") focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance. Ardmore has established Ardmore Ventures as Ardmore's holding company for existing and future potential investments related to the ETP and completed its first projects under the plan in June 2021.

Ardmore Shipping Corporation
Unaudited Interim Condensed Consolidated Balance Sheets

	As at
In thousands of U.S. Dollars, except as indicated	March 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	53,246	55,449
Receivables, net of allowance for bad debts of $0.8 million (2021: $0.5 million)	27,623	20,304
Prepaid expenses and other assets	3,814	3,511
Advances and deposits	2,765	3,551
Inventories	15,084	11,095
Current portion of derivative assets	3,068	307
Vessel held for sale	39,912	—
Total current assets	145,512	94,217

Non-current assets
Investments and other assets, net	11,434	11,082
Vessels and vessel equipment, net	552,120	603,227
Deferred drydock expenditures, net	5,345	8,879
Advances for ballast water treatment systems	1,252	2,033
Amount receivable in respect of finance leases	2,880	2,880
Non-current portion of derivative assets	1,833	982
Operating lease, right-of-use asset	1,382	1,232
Total non-current assets	576,246	630,315

TOTAL ASSETS	721,758	724,532

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	6,209	8,578
Accrued expenses and other liabilities	10,771	10,742
Deferred revenue	860	2,070
Accrued interest on debt and finance leases	684	651
Current portion of long-term debt	15,111	15,103
Current portion of finance lease obligations	44,301	21,084
Current portion of operating lease obligations	471	273
Total current liabilities	78,407	58,501

Non-current liabilities
Non-current portion of long-term debt	139,986	129,998
Non-current portion of finance lease obligations	177,016	205,371
Non-current portion of operating lease obligations	684	722
Other non-current liabilities	943	943
Total non-current liabilities	318,629	337,034

TOTAL LIABILITIES	397,036	395,535

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	37,043	37,043
Total redeemable preferred stock	37,043	37,043

Stockholders' equity
Common stock	366	364
Additional paid in capital	426,671	426,102
Accumulated other comprehensive income	4,048	1,044
Treasury stock	(15,636)	(15,636)
Accumulated deficit	(127,770)	(119,920)
Total stockholders' equity	287,679	291,954

Total redeemable preferred stock and stockholders' equity	324,722	328,997

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	721,758	724,532

Ardmore Shipping Corporation
Unaudited Interim Condensed Consolidated Statements of Operations

	Three months ended
In thousands of U.S. Dollars except per share and share data	March 31, 2022	March 31, 2021
Revenue, net	63,368	45,551

Voyage expenses	(27,076)	(20,392)
Vessel operating expenses	(16,587)	(14,503)
Charter hire costs	(2,122)	(1,204)
Depreciation	(7,790)	(7,809)
Amortization of deferred drydock expenditures	(1,197)	(1,483)
General and administrative expenses
Corporate	(4,468)	(4,177)
Commercial and chartering	(891)	(760)
Unrealized gains on derivatives	604	102
Interest expense and finance costs	(4,138)	(3,776)
Interest income	10	13
Loss on vessels held for sale	(6,917)	—

Loss before taxes	(7,204)	(8,438)

Income tax	(34)	(58)
Profit from equity method investments	236	—

Net loss	(7,002)	(8,496)

Preferred dividend	(848)	—

Net loss attributable to common stockholders	(7,850)	(8,496)

Loss per share, basic and diluted	(0.23)	(0.26)

Adjusted (loss) / earnings (1)	(933)	(8,479)
Adjusted (loss) / earnings per share, basic	(0.03)	(0.25)
Adjusted (loss) / earnings per share, diluted	(0.03)	(0.25)

Weighted average number of shares outstanding, basic	34,429,106	33,286,809
Weighted average number of shares outstanding, diluted	34,429,106	33,286,809

(1)

Adjusted (loss) / earnings is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section. Adjusted (loss) / earnings has been calculated as Earnings per share reported under US GAAP as adjusted for certain unrealized and realized gains and losses (see Non-GAAP Measures Section).

Ardmore Shipping Corporation
Unaudited Interim Condensed Consolidated Statements of Cash Flows

	Three months ended
In thousands of U.S. Dollars	March 31, 2022	March 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	(7,002)	(8,496)
Adjustments to reconcile net loss to net cash (used in) / provided by operating activities:
Depreciation	7,790	7,809
Amortization of deferred drydock expenditures	1,197	1,483
Share-based compensation	571	519
Loss on vessel held for sale	6,917	—
Amortization of deferred finance fees	366	432
Unrealized (gains) on derivatives	(604)	(102)
Foreign exchange	10	(54)
Profit from equity method investments	(250)	—
Deferred drydock payments	(520)	(2,670)
Changes in operating assets and liabilities:
Receivables	(7,320)	(1,683)
Prepaid expenses and other assets	(303)	(79)
Advances and deposits	786	(834)
Inventories	(3,989)	1,219
Accounts payable	(2,074)	1,213
Accrued expenses and other liabilities	(72)	158
Deferred revenue	(1,210)	—
Accrued interest on debt and finance leases	34	(26)
Net cash (used in) operating activities	(5,673)	(1,111)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	—	9,895
Payments for acquisition of vessels and vessel equipment	73	(559)
Advances for ballast water treatment systems	(200)	(22)
Payments for other non-current assets	(39)	(16)
Payments for equity investments	(113)	—
Net cash (used in) / provided by investing activities	(279)	9,298

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	13,320	84
Repayments of long-term debt	(3,513)	(11,744)
Repayments of finance leases	(5,316)	(4,694)
Payment of preferred dividend	(742)	—
Net cash provided by / (used in) financing activities	3,749	(16,354)

Net (decrease) in cash and cash equivalents	(2,203)	(8,167)

Cash and cash equivalents at the beginning of the year	55,449	58,365

Cash and cash equivalents at the end of the period	53,246	50,198

Ardmore Shipping Corporation
Unaudited Other Operating Data

	Three months ended
In thousands of U.S. Dollars except Fleet Data	March 31, 2022	March 31, 2021
Adjusted EBITDA (1)	12,460	4,515

AVERAGE DAILY DATA

MR Tankers Eco-Design Spot TCE per day (2)	16,513	11,145

Fleet TCE per day (2)	15,155	11,349

Fleet operating expenses per day (3)	6,445	5,863
Technical management fees per day (4)	476	477
	6,921	6,340

MR Tankers Eco-Design
TCE per day (2)	15,850	11,540
Vessel operating expenses per day (5)	6,899	6,263

MR Tankers Eco-Mod
TCE per day (2)	14,945	10,096
Vessel operating expenses per day (5)	6,861	6,632

Prod/Chem Tankers Eco-Design (25k - 38k Dwt)
TCE per day (2)	13,645	11,944
Vessel operating expenses per day (5)	7,018	6,331

FLEET
Average number of owned operating vessels	25.0	25.2

(1)	Adjusted EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable U.S. GAAP measure under the "Non-GAAP Measures" section.
(2)

Time Charter Equivalent ("TCE") rate, a non-GAAP measure, represents net revenues (revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company's possession less off-hire days generally associated with drydocking or repairs and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate the TCE rate is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

(3)

Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to upgradings and enhancements or other non-routine expenditures which were expensed during the period.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating expenses per day include technical management fees.

Ardmore Shipping Corporation
Fleet Details at March 31, 2022
(Expressed in Millions of U.S. Dollars, other than per share amount)

						Estimated Resale	Estimated
						Newbuilding	Depreciated
					Eco	Price (1)	Replacement
Vessel	IMO	Built	Country	DWT	Specification	March 31, 2022	Value (2)
Seavaliant	IMO2/3	Feb–13	S. Korea	49,998	Eco-Design	$39.00	$25.99
Seaventure	IMO2/3	Jun–13	S. Korea	49,998	Eco-Design	$39.00	$26.38
Seavantage	IMO2/3	Jan–14	S. Korea	49,997	Eco-Design	$39.00	$27.26
Seavanguard	IMO2/3	Feb–14	S. Korea	49,998	Eco-Design	$39.00	$27.37
Sealion	IMO2/3	May–15	S. Korea	49,999	Eco-Design	$39.00	$29.20
Seafox	IMO2/3	Jun–15	S. Korea	49,999	Eco-Design	$39.00	$29.32
Seawolf	IMO2/3	Aug–15	S. Korea	49,999	Eco-Design	$39.00	$29.51
Seahawk	IMO2/3	Nov–15	S. Korea	49,999	Eco-Design	$39.00	$29.82
Endeavour	IMO2/3	Jul–13	S. Korea	49,997	Eco-Design	$39.00	$26.55
Enterprise	IMO2/3	Sep–13	S. Korea	49,453	Eco-Design	$39.00	$26.79
Endurance	IMO2/3	Dec–13	S. Korea	49,466	Eco-Design	$39.00	$27.12
Encounter	IMO2/3	Jan–14	S. Korea	49,478	Eco-Design	$39.00	$27.18
Explorer	IMO2/3	Jan–14	S. Korea	49,494	Eco-Design	$39.00	$27.29
Exporter	IMO2/3	Feb–14	S. Korea	49,466	Eco-Design	$39.00	$27.40
Engineer	IMO2/3	Mar–14	S. Korea	49,420	Eco-Design	$39.00	$27.50
Sealeader	IMO3	Jun–08	Japan	47,463	Eco-Mod	$39.00	$18.91
Sealifter	IMO3	Aug–08	Japan	47,472	Eco-Mod	$39.00	$19.20
Sealancer	IMO3	Jul–08	Japan	47,451	Eco-Mod	$39.00	$19.03
Seafarer	IMO3	Jun–10	Japan	49,999	Eco-Mod	$39.00	$21.88
Dauntless	IMO2	Feb–15	S. Korea	37,764	Eco-Design	$36.00	$26.50
Defender	IMO2	Feb–15	S. Korea	37,791	Eco-Design	$36.00	$26.54
Cherokee	IMO2	Jan–15	Japan	25,215	Eco-Design	$33.00	$24.01
Cheyenne	IMO2	Mar–15	Japan	25,217	Eco-Design	$33.00	$24.28
Chinook	IMO2	Jul–15	Japan	25,217	Eco-Design	$33.00	$24.66
Chippewa	IMO2	Nov–15	Japan	25,217	Eco-Design	$33.00	$25.03
							$644.70

				Cash / Debt / Work. Cap / Other Assets			$(293.42)
				Total Asset Value (Assets) (3)			$351.27
				DRV / Share (3)(4)			$10.16

				Ardmore Commercial Management (5)			$20.42
				Total Asset Value (Assets & Commercial Management) (3)			$371.69
				DRV / Share (3)(4)			$10.75

				Investment in Element 1 Corp. / e1 Marine (6)			$10.91
				Total Asset Value (Assets, Commercial Management & Investments) (3)			$382.60
				DRV / Share (3)(4)(6)			$11.07

1.	Based on the average of two broker estimates of prompt resale for a newbuild vessel of equivalent deadweight tonne at a yard in South Korea as at March 31, 2022.
2.

Depreciated Replacement Value ("DRV") is based on estimated resale price for a newbuild vessel depreciated for the age of each vessel (assuming an estimated useful life of 25 years on a straight-line basis and assuming a residual scrap value of $300 per tonne which is in line with Ardmore's depreciation policy). The Company's estimates of DRV assume that its vessels are all in good and seaworthy condition without the need for repair and, if inspected, that they would be certified in class without notations of any kind. Vessel values are highly volatile and, as such, the Company's estimates of DRV may not be indicative of the current or future value of its vessels, or prices that the Company could achieve if it were to sell them.

3.

Depreciated Asset Value ("DRV") and DRV per share are non-GAAP measures. Management believes that many investors use DRV as a reference point in assessing valuation of fleets of ships and similar assets.

4.	DRV / Share calculated using 34,573,527 shares outstanding as at March 31, 2022.
5.

Ardmore Commercial Management is management's estimate of the value of Ardmore's commercial management and pooling business. The estimate is based on industry standard commercial management and pooling fees in determining revenue less Ardmore's commercial and chartering overhead (as stated in Ardmore's Statement of Operations) and applying an illustrative multiple to the resulting net earnings of 7x. The multiple is illustrative only and may not be indicative of the valuation multiple the Company could achieve if it were to sell its commercial management and pooling business. Revenue of this business is comprised of (i) commission (1.25% for standard product tankers and 2.5% for chemical tankers) on gross freight based on estimated current TCE rates grossed up for voyage expenses and (ii) administration fee of $300 per vessel per day. These rates may vary over time.

6.	Valuation of investment in E1 Corp. and e1 Marine (a joint venture with E1 Corp and Maritime Partners, LLC, of which ASC owns 33%) is at cost.

CO2 Emissions Reporting(1)

In April 2018, the International Maritime Organization's ("IMO") Marine Environment Protection Committee ("MEPC") adopted an initial strategy for the reduction of greenhouse gas ("GHG") emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible. Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company's industry. Ardmore's reporting methodology is in line with the framework set out within the IMO's Data Collection System ("DCS") initiated in 2019.

	Three months ended		Twelve months ended
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021

Number of Owned & TC-In Vessels in Operation (at period end)	27	26	27	26
Fleet Average Age	8.8	7.7	8.8	7.7

CO2 Emissions Generated in Metric Tonnes	98,802	97,626	407,897	390,407
Distance Travelled (Miles)	367,996	362,846	1,559,182	1,445,357
Fuel Consumed in Metric Tonnes	31,261	30,793	128,940	123,109

Cargo Heating and Tank Cleaning Fuel Consumption
Fuel Consumed in Metric Tonnes	1,202	1,835	3,747	4,704
% of Total Fuel Consumed	3.85%	5.96%	2.91%	3.82%

Annual Efficiency Ratio (AER) for the period (2)
Fleet	5.99g / tm	6.01g / tm	5.84g / tm	6.03g / tm
MR Eco-Design	5.99g / tm	5.79g / tm	5.63g / tm	5.78g / tm
MR Eco-Mod	5.78g / tm	6.12g / tm	5.83g / tm	6.26g / tm
Chemical	7.06g / tm	7.34g / tm	7.11g / tm	7.22g / tm
Chemical (Less Cargo Heating & Tank Cleaning)(3)	6.54g / tm	6.58g / tm	6.66g / tm	6.85g / tm

Energy Efficiency Operational Indicator (EEOI) for the period(4)
Fleet	12.15g / ctm	12.51g / ctm	11.95g / ctm	12.50g / ctm
MR Eco-Design	12.27g / ctm	12.39g / ctm	11.97g / ctm	12.37g / ctm
MR Eco-Mod	11.86g / ctm	12.67g / ctm	11.20g / ctm	12.89g / ctm
Chemical	12.22g / ctm	12.69g / ctm	12.86g / ctm	12.52g / ctm
Chemical (Less Cargo Heating & Tank Cleaning)(3)	11.31g / ctm	11.38g / ctm	12.04g / ctm	11.88g / ctm

Wind Force (% greater than 4 on BF)	48.90%	52.00%	45.85%	44.19%
% Idle Time (5)	5.23%	4.96%	4.60%	6.07%

tm = tonne-mile
ctm = cargo tonne-mile

Ardmore Performance

Ardmore is continuing to perform well on both AER and EEOI. Results vary quarter to quarter depending on ship activity, ballast / laden ratio, cargo carried, weather, waiting time and time in port, however analysis is also presented on a trailing 12-month basis to provide a more accurate assessment of Ardmore's progress over a longer period and to mitigate seasonality.

From a weather perspective rougher weather (based on Beaufort Scale wind force rating being greater than 4) will generally have a mitigating impact on the ability to optimize fuel consumption while idle time will impact ships metrics as they will still require power to run but will not be moving.

Overall Ardmore Shipping's carbon emissions for the trailing 12-month period have increased 4.5% to 407,897 metric tonnes of CO2, in comparison to the same 12-month period in March 2021, mainly as a result of an increase in distance travelled. However, the fleet AER for the period has decreased by 3.2% to 5.84 g / tm, from 6.03 g / tm, while the EEOI also showed a decrease of 4.4% to 11.95 g / ctm, from 12.50 g / ctm.

Continued improvements are being achieved through a combination of technological advancements and operational optimization.

In addition, we have also presented our Chemical Tanker ratios with and without the impact of cargo heating and tank cleaning operations to provide enhanced transparency and to highlight the impact of this activity on our Chemical Tankers' ratios.

1 Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers for Ardmore's owned fleet. Management assesses such data and may adjust and restate the data to reflect latest information. It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time. AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations (e.g. some shipping companies report CO2 in tonnes per kilometre as opposed to CO2 in tonnes per nautical mile) and consequently it is not always practical to directly compare emissions from different companies. The figures reported above represent Ardmore's initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

2 Annual Efficiency Ratio ("AER") is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage ("DWT"). AER is reported in unit grams of CO2 per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) DWT multiplied by distance travelled in nautical miles

3 The AER and EEOI figures are presented including the impact of cargo heating and tank cleaning operations unless stated.

4 Energy Efficiency Operational Indicator ("EEOI") is a tool for measuring CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) cargo carried in tonnes multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684

5 Idle time is the amount of time a vessel is waiting in port or awaiting the laycan or waiting in port/at sea unfixed

Non-GAAP Measures

This press release describes EBITDA, Adjusted EBITDA and Adjusted (loss) / earnings, which are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, unrealized gains on interest rate derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels. Adjusted (loss) / earnings excludes certain items from net (loss) / income, including gain or loss on sale of vessels and write-off of deferred finance fees because they are considered to be not representative of its operating performance.

These non-GAAP measures are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. EBITDA and Adjusted EBITDA increase the comparability of the Company's fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted (loss) / earnings as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

	Three months ended
Reconciliation of net loss to EBITDA and to Adjusted EBITDA	March 31, 2022	March 31, 2021
In thousands of U.S. Dollars
Net loss	(7,002)	(8,496)
Interest income	(10)	(13)
Interest expense and finance costs	4,138	3,776
Income tax	34	58
Unrealized gains on interest rate derivatives	(604)	(102)
Depreciation	7,790	7,809
Amortization of deferred drydock expenditures	1,197	1,483
EBITDA	5,543	4,515
Loss on vessels held for sale	6,917	—
ADJUSTED EBITDA	12,460	4,515

	Three months ended
Reconciliation of net loss attributable to common stockholders to Adjusted (loss)	March 31, 2022	March 31, 2021
In thousands of U.S. Dollars except per share data
Net loss attributable to common stockholders	(7,850)	(8,496)
Loss on vessels held for sale	6,917	—
Write-off of deferred finance fees	—	17
Adjusted (loss)	(933)	(8,479)

Adjusted (loss) / earnings per share, basic	(0.03)	(0.25)
Adjusted (loss) / earnings per share, diluted	(0.03)	(0.25)

Weighted average number of shares outstanding, basic	34,429,106	33,286,809
Weighted average number of shares outstanding, diluted	34,429,106	33,286,809

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

Forward looking statements in this press release include, among others, the following statements: future operating or financial results; global and regional economic conditions and trends; shipping market trends and market fundamentals, including tanker demand and supply and future growth rates; expected oil demand recovery and future tankers rates, and factors that may affect such rates; the duration of "dislocations" in the tanker market; the effect of the COVID-19 pandemic and Russia's invasion of the Ukraine on the Company's business, financial condition and the results of operation; expected employment of the Company's vessels during the second quarter of 2022; expected drydocking days in the second quarter of 2022; the closing and the effects of the Company's expected transaction with Leonhardt & Blumberg; management's estimates of the Depreciated Replacement Value (DRV) of its vessels and of the value of the Company's commercial management and pooling business; trends in the Company's performance as measured by energy efficiency and emission-reduction metrics; the impact of energy transition on the Company and the markets in which the Company operates; expected continuation of refinement by the Company of performance measures for emissions and efficiency; and the expected implementation timing of e1 Marine's recently announced initiatives and the impact of the AiP on those initiatives. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company's future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: current expected spot rates compared with current and expected charter rates; the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company's vessels; the effect of the COVID-19 pandemic and Russia's invasion of the Ukraine on, among others, oil demand, the Company's business, financial condition and results of operation, including its liquidity; fluctuations in oil prices; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company's ability to charter vessels for all remaining revenue days during the second quarter of 2022 in the spot market; vessels breakdowns and instances of off-hire; the ability of the Company to successfully negotiate the transaction with Leonhardt & Blumberg and for the parties to satisfy the conditions to closing of the transaction; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission, including the Company's Form 20–F for the year ended December 31, 2021, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212–477–8438	Tel: 646–673–9701
Fax: 212–477–8636	Fax: 212–477–8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com